

September 14, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Thomas R. Reeg, Operating Manager
NGA HoldCo, LLC
21 Waterway Avenue, Suite 150
The Woodlands, TX   77380

Re: NGA HoldCo, LLC
        Amendment No.1 to Registration Statement on Form 10-SB
        Filed on: August 31, 2007
        File No.: 0-52734

Dear Mr. Reeg:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Financial Statements, page F-71

1. On page 5 you disclose that at the time of closing under the Purchase Agreement, the Resorts' current operating agreement will be amended and restated to grant you put rights and grant Resorts call rights related to the equity interest in Resorts. Please disclose the terms of these rights in your pro forma financial information as well as how you will account for these rights. Please tell us what consideration you gave to reflecting these rights in your pro forma financial statements.

2. We note your response to prior comment 14. Please address the following:

- As previously requested, please expand your description of note (a) to your pro forma balance sheet to state the nature of the differences between the amounts disclosed on page 4 and the amounts recorded on your balance sheet as of June 30, 2007 related to these investments. Specifically, your description of the Resorts transaction on page 4 states that you will transfer to Resorts $31,133,250 original principal amount of the Shreveport Bonds as well as transfer to Carano $6,912,113 original principal amount of the Shreveport Bonds and an equity interest of $286,889 related to Shreveport Gaming Holdings, Inc; and
- You state that the accounting for the exchange of the Shreveport Bonds and the Shreveport Gaming Holdings equity interest for the equity interest in Resorts has been revised to reflect a zero gain/loss on the exchange. The value of the equity interest received in Resorts was determined to be equivalent to the fair value of the assets exchanged. As previously requested, please help us understand how your accounting for this exchange complies with paragraph 11 of SFAS 140.

Pro Forma Balance Sheet, page F-72

3. We note your response to prior comment 17. We remind you that any gains or losses directly attributable to the transaction should continue to be presented as an adjustment to pro forma retained earnings on your pro forma balance sheet with an appropriate explanation in the notes. Also, refer to Rule 11-02(b)(5) of Regulation S-X for the disclosures required in the footnotes to the pro forma income statement for any material, nonrecurring amounts directly attributable to the transaction.

Pro Forma Consolidated Income Statement, page F-73

4. We note your response to prior comment 18. Please also revise your description of your pro forma income statement for the six months ended June 30, 2007 to state, if true, that the pro forma adjustments assume that the transaction was consummated at August 1, 2006, which is your inception date. Refer to Rule 11-02(b)(6) of Regulation S-X.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Nudrat Salik, Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding the comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or, in his absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director